Exhibit 4.13

English Translation

Amended and Restated Loan Agreement

This Amended and Restated Loan Agreement (hereinafter referred to as this “Agreement”) is entered into on this 15th day of February, 2016 in Chaoyang District of Beijing, the People’s Republic of China (“China” or the “PRC”) by and between:

WeiMoSanYi (Tianjin) Technology Co., Ltd. (hereinafter referred to as “WeiMoSanYi Technology”), a limited liability company incorporated and existing under the laws of the People’s Republic of China (hereinafter referred to as the “PRC”) with its principal business address at Room 2-3111, No. 88 Huanhe South Road, Tianjin Airport Logistics and Processing Zone;

Mingfeng Chen (hereinafter referred to as the “Borrower”), a Chinese citizen with the ID Card No. ##################, whose residence locates at ##################.

(WeiMoSanYi Technology and the Borrower hereinafter individually referred to as a “Party” and collectively the “Parties”.)

Whereas,

1.              The Borrower has entered into a loan agreement with WeiMoSanYi Technology dated on 1th day of August, 2012 (hereinafter referred to as the “2012 Loan Agreement”), according to which, the Borrower borrowed RMB20,000 from WeiMoSanYi Technology for the purpose of paying shares transfer price to purchase 2% equity interest of Ku6 (Beijing) Cultural Media Co., Ltd. (hereinafter referred to as the “Company”).

2.              The former shareholder of Ku6 (Beijing) Cultural Media Co., Ltd. (hereinafter referred to as the “Company”) transferred 48% equity interest of the Company to the Borrower on the 15th day of February, 2016. The registered capital of the Company is RMB 1 million, and the Borrower shall pay the former shareholder RMB480,000 as the consideration for the share transfer thereof.

3.              Given the Borrower does not have enough funds to pay the amount of share transfer price, the Borrower seeks a loan from WeiMoSanYi Technology and WeiMoSanYi Technology agrees to lend such amount to the Borrower; and

4.              The Parties agree to aggregate the loan of RMB 20,000 under the 2012 Loan Agreement together with the loan RMB480,000 hereunder, i.e. the total loan owed by the Borrower to Ku6 Technology shall be RMB500,000. Moreover, the Borrower agrees to sign an amended and restated exclusive call option agreement (hereinafter referred to as the “Call Option Agreement”) with WeiMoSanYi Technology, under which WeiMoSanYi Technology or a third party designated by WeiMoSanYi Technology has an exclusive option to acquire all or any part of the equity interest held by the Borrower in Ku6 (Beijing) Cultural Media Co., Ltd. at any time.

Accordingly, through friendly consultation, based on the principle of equality and mutual benefit, the parties reached the following agreement in respect to the loan issue in accordance with China law:

1.              Type of the Loan: Cash

2.              Loan Amount: RMB500,000 (the “Loan”)

The Parties hereby confirm that WeiMoSanYi Technology has provided to the Borrower, and the Borrower has received from WeiMoSanYi Technology the Loan as of the execution date hereof.

3.              Loan Interest: Zero interest rate

4.              Loan Term

The loan term shall commence from the execution date hereof and shall continue and last until the date of repayment of the Loan by the Borrower as requested by WeiMoSanYi Technology (the “Loan Term”).

5.              Purpose of the Loan

The Borrower shall not use the Loan for any purpose other than paying share purchase price.

6.              Taxes

Any and all taxes in relation to the Loan shall be borne by WeiMoSanYi Technology.

7.              Repayment of the Loan

7.1            WeiMoSanYi Technology may, at any time during the Loan Term by delivery of a repayment notice (the “Repayment Notice”) to Borrower thirty (30) days in advance, demand at its absolute discretion that the Borrower shall repay the Loan in whole or in part.

7.2            Upon expiry of the thirty (30) day period as set forth in the Repayment Notice, the Borrower shall repay the Loan in cash, or make such repayments in other forms as decided by the Board of Directors (or Executive Director) of WeiMoSanYi Technology by means of a Board (or Executive Director) resolution duly adopted in accordance with its Articles of Association and the applicable laws and regulations.

7.3            Without the prior written consent of WeiMoSanYi Technology, the Borrower shall not repay the loan in whole or in part to WeiMoSanYi Technology during the Loan Term.

8.              Liability for Breach of Agreement

In the event that the Borrower fails to use the Loan according to the agreed purposes, WeiMoSanYi Technology is entitled to withdraw the Loan in whole or in part and claim against Borrower for any losses suffered therefrom by WeiMoSanYi Technology.

9.              Dispute Resolution

9.1            This Agreement shall be governed and interpreted by China Law, including but not limited to this Agreement’s execution, performance, validation, interpretation and matters not mentioned herein. Any dispute arising out of the performance of this Agreement shall be settled through friendly negotiation by the Parties; if the disputes cannot be resolved through negotiation upon thirty (30) days after one party raised the negotiation request, such dispute may be submitted for arbitration. Any such dispute shall be submitted to the Beijing Arbitration Commission according to it then effective rules in force for the time being.

9.2            The awards given by Beijing Arbitration Commission are final and binding upon the Parties. The arbitration costs (including but not limited to arbitration charges and attorney’s fees) shall be borne by the losing Party, unless otherwise specified in the given awards.

10.       Miscellaneous

10.1     This Agreement shall become effective upon execution by the Parties.

10.2     Neither Party shall amend or terminate this Agreement without the express written consent of the other Party. When any Party demands amending or terminating this Agreement in accordance with the laws and regulations, it shall inform the other Party of its demand in writing on a timely basis, and the Parties shall negotiate and agree on any such amendment or termination in writing.

10.3     The Borrower shall not transfer any of its rights and/or obligations hereunder to any third party without the express written consent of WeiMoSanYi Technology. WeiMoSanYi Technology shall have the right to transfer its rights and/or obligations hereunder to any of its designated third party by delivery of a written notice to the Borrower.

10.4     Anything not covered herein shall be made in a supplementary agreement upon the negotiation of the Parties. Such supplementary agreement shall have the same force and effect with this Agreement.

10.5     This Agreement is made in two (2) counterparts with each of WeiMoSanYi Technology and the Borrower holding one (1) counterpart.

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to enter into this Agreement as of the date and year first above written.

WeiMoSanYi Technology
WeiMoSanYi (Tianjin) Technology Co., Ltd.
/s/ (Seal)

Borrower

Signed by:

/s/ Mingfeng Chen
Name:	Mingfeng Chen